UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*                                                               *


Aytu BioScience, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


054754205
(CUSIP Number)


August 15, 2017
(Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
054754205


1. NAME OF REPORTING PERSONS

Howard Deshong, III



2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  [_]
(b)  [X]



3.SEC USE ONLY




4. CITIZENSHIP OR PLACE OF ORGANIZATION

USA



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5. SOLE VOTING POWER
  0

  6. SHARED VOTING POWER
  234,520

  7. SOLE DISPOSITIVE POWER
  0

  8. SHARED DISPOSITIVE POWER
  234,520



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,520



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

[_]



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6



12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN


CUSIP No.
054754205


Item 1.
  (a). Name of Issuer:
  Aytu BioScience, Inc.


  (b). Address of issuer's principal executive offices:
  373 Inverness Parkway, Suite 206
  Englewood, Colorado 80112


Item 2.
  (a). Name of person filing:
  Howard Deshong, III

  (b). Address or principal business office or, if none, residence:
  Galileo Partners, LLC
  1063 Gayley Ave, Second Floor
  Los Angeles, CA  90024

  (c). Citizenship:
  USA

  (d). Title of class of securities:
  Common Stock

  (e). CUSIP No.:
  054754205


Item 3. If This Statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
 (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


 (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


 (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


 (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


 (e)  [_]  An investment adviser in accordance with
           Section 240.13d-1(b)(1)(ii)(E);


 (f)  [_]  An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);


 (g)  [_]  A parent holding company or control person in accordance with
           Section 240.13d-1(b)(1)(ii)(G);



 (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);


 (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


 (j)  [_]  A non-U.S. institution in accordance with
           Section 240.13d-1(b)(1)(ii)(J);


 (k) [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
           Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:



Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned:
 234,520

 (b) Percent of class:
 5.6

 (c) Number of shares as to which the person has:
   (i) Sole power to vote or to direct the vote
   0

   (ii) Shared power to vote or to direct the vote
   234,520

   (iii) Sole power to dispose or to direct the disposition of
   0

   (iv) Shared power to dispose or to direct the disposition of
   234,520

 As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Howard Deshong, III (the Filer) beneficially owns 234,520 shares of the Issuer's common stock (Common Stock), representing approximately 5.6% of such class of shares outstanding. The Filer indirectly owns 234,520 shares of Common Stock in his capacities as managing member of the general partner of Galileo Partners Fund I, L.P., a Delaware limited partnership, and as trustee of the Howard C. Deshong, III Revocable Trust. Galileo Partners Fund I, L.P. and the Howard C. Deshong, III Revocable Trust directly own 184,520 and 50,000 shares of Common Stock, respectively, representing approximately 4.4% and 1.2% of such class of shares outstanding, respectively.


Item 5. Ownership of Five Percent or Less of a Class.
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 Not applicable



Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not applicable



Item 8. Identification and Classification of Members of the Group.

 Not applicable



Item 9. Notice of Dissolution of Group.

 Not applicable



Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under s.240.14a-11.



SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2018
(Date)





Howard Deshong, III
By: /s/  Howard Deshong
Name:    Howard Deshong
Title:   Self

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).